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October 23, 2025	Sarah Clinton
T +1 617 951 7375
F +1 617 235 7312
sarah.clinton@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

New York Regional Office

100 Pearl Street, Suite 20-100

New York, New York 10004-2616

Attn: Ms. Lauren Hamilton

Re:	Blackstone Alternative Investment Funds (File No. 811-22743) (the “Registrant”)

Ladies and Gentlemen:

On September 24, 2025, Ms. Lauren Hamilton (the “Staff Reviewer”) of the staff of the Securities and Exchange Commission (the “Staff”) provided oral comments to Sarah Clinton of Ropes & Gray LLP in connection with the Staff’s review, pursuant to the Sarbanes-Oxley Act of 2002, of (i) the annual report to shareholders, including financial statements, of Blackstone Alternative Multi-Strategy Fund (the “Fund”), a series of the Registrant, for the fiscal year ended March 31, 2025, filed under the Investment Company Act of 1940 (the “Investment Company Act”) on Form N-CSR (the “Annual Report”) and (ii) Amendment No. 47 under the Investment Company Act to the Registrant’s Registration Statement on Form N-1A, filed on July, 29, 2025 pursuant to Rule 485(b) under the Securities Act of 1933 and relating to the Fund (the “Registration Statement”).

The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, the responses to the Staff Reviewer’s comments are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Annual Report.

1.

Comment: The Staff notes that the Fund had exposure to derivatives during the last fiscal year; however, the management discussion of fund performance (“MDFP”) does not discuss the effect of derivatives on the performance of the Fund. Please note that, if the Fund’s performance is materially impacted by derivatives exposure, there should be a discussion of the impact of derivatives in the MDFP in future reports.

Response: The Registrant notes that the Fund’s adviser and sub-advisers may utilize a number of different types of derivatives in ways that differ depending on the strategy in which they are deployed. The Registrant confirms that, to the extent that the use of derivatives, or a particular type of derivatives, has a material impact to the Fund’s performance, the Registrant will include a discussion of such derivatives in the MDFP in future reports.

- 2 -	October 23, 2025

2.	Comment: In the Schedule of Investments, please disclose the class of shares held of other registered funds as part of the title of the issuer. Please see Regulation S-X, Article 12-12.

Response: The Registrant confirms that, in future filings, it will disclose the class of shares held of other registered funds as part of the title of the issuer.

3.

Comment: The Staff notes that information about non-cash investing and financing activities should be disclosed and that such disclosure should relate the cash and non-cash aspects of transactions involving similar items. Please see ASC 230-10-50-3 through 50-6. The Staff notes that the Fund held certain positions that provided for payment in-kind. Please explain why the payment in-kind income was not broken out separately in the Consolidated Statement of Operations. In addition, the Staff notes the Fund had non-cash payment in-kind income, but it was not included as a separate line item in the reconciliation of net income within the “Cash Flows from Operating Activities” section of the Consolidated Statement of Cash Flows. Please disclose any accrued payment in-kind income or non-cash dividends in future reports. Please see AICPA Audit Risk Alert on Investment Companies Industries Developments 2012-2013, paragraph 64.

Response: The Registrant notes that it did not separately present payment in-kind income in the Annual Report because the in-kind income amounts were not material. The Registrant confirms that, to the extent such amounts are material in future reporting periods, the Registrant will disclose such amounts in future reports.

4.

Comment: The Staff notes that in complying with the requirements regarding quantitative information about the significant unobservable inputs used in the fair value measurement for Level 3 securities, the Registrant should provide the range and weighted average of significant unobservable inputs used to develop the Level 3 fair value measurements and should disclose how it calculated the weighted average. Please discuss in correspondence why this information regarding the range and weighted average of significant unobservable inputs was not included in the Notes to Consolidated Financial Statements. Please see ASC-820-10-50-2(bbb)(1)-(2)(i).

Response: The Registrant did not include a range or weighted average of significant unobservable inputs in the Annual Report because each row in the relevant table for which an input was provided pertains to a single investment using that particular unobservable input. As such, no range or weighted average was relevant to the fair value measurements disclosed. The Registrant will seek to clarify the presentation of this table in future filings.

- 3 -	October 23, 2025

5.	Comment: With respect to the fee table in the Registration Statement, please provide a supplemental explanation as to how the fee waiver of 8 basis points was determined.

Response: As is described in footnote 4 to the Annual Fund Operating Expenses table, Blackstone Alternative Investment Advisors LLC has agreed, pursuant to an expense limitation and reimbursement agreement, to waive its fees and/or reimburse/recoup expenses of the Fund so that, for any calendar month, certain of the Fund’s expenses, together with the Fund’s management fees, will not exceed 2.40% annualized (for Class D, Class I, and Class Y Shares) and 2.55% annualized (for Class R Shares). The fee waiver was calculated by:

(a) taking the Fund’s “Total annual fund operating expenses” fee table line item (4.10% for Class D);

(b) subtracting the “Specified Expenses” (as defined in footnote 4 to the fee table) that represent exceptions from the expenses subject to the fee waiver, which include, in addition to the amounts in separate line items in the fee table that clearly map to enumerated Specified Expenses described in footnote 4, an additional 0.04% of interest payments included in the “Remainder of other expenses” line item of the fee table (together, the Specified Expenses sum to 1.62% for Class D); and

(c) taking the resulting 2.48% operating expense ratio (4.10% - 1.62% = 2.48%) and subtracting from it the specified fee cap required by the Registrant’s expense limitation and reimbursement agreement (2.40% for Class D), which results in fees waived of 0.08% for Class D (2.48% - 2.40% = 0.08%).

The calculations are similar for other share classes.

* * * * *

Sincerely,

/s/ Sarah Clinton

Sarah Clinton

cc:	Stephen Adams, Blackstone Alternative Investment Advisors LLC

John Sanders, Blackstone Alternative Investment Advisors LLC

Rebecca D’Agostino, Blackstone Alternative Investment Advisors LLC

Andrew Menges, Blackstone Alternative Investment Advisors LLC